UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

News release dated August 31, 2011 issued by the registrant announcing the completion of the merger of Zeiss Merger Sub, Inc., a Delaware corporation and the registrant’s wholly owned subsidiary, with and into Zoran Corporation (“Zoran”), resulting in Zoran becoming a wholly owned subsidiary of the registrant.

News release dated August 31, 2011 issued by the registrant announcing the application for admission of new ordinary shares of the registrant.

EXHIBITS

Exhibit No.	Description

1.1	News release dated August 31, 2011 issued by the registrant announcing the application for admission of new ordinary shares of the registrant.

1.2	News release dated August 31, 2011 issued by the registrant announcing the completion of the merger of Zeiss Merger Sub, Inc., a Delaware corporation and the registrant’s wholly owned subsidiary, with and into Zoran, resulting in Zoran becoming a wholly owned subsidiary of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: August 31, 2011	By:	/s/ Will Gardiner

Will Gardiner
Chief Financial Officer

Exhibit 1.1

31 August 2011

CSR plc

Admission of New Ordinary Shares

CSR plc (LSE: CSR.L) (“CSR” or the “Company”) announces that, in connection with the merger with Zoran Corporation, application has been made for 29,774,144 new ordinary shares in the Company (the “New Ordinary Shares”) to be admitted to listing on the premium segment of the Official List of the UK Listing Authority and to trading on the Main Market of the London Stock Exchange. It is expected that the New Ordinary Shares will commence trading on the London Stock Exchange at 8.00 a.m. (British Summer Time) today.

Enquiries:

Investors

CSR plc

Will Gardiner, Chief Financial Officer

Cynthia Alers, Director, Investor Relations

Tel: +44 (0) 1223 692000

FD (Financial Public Relations):

James Melville-Ross

Tel: +44 (0) 20 7831 3113 (GMT office hours)

509557768

Exhibit 1.2

London, 31 August 2011

CSR plc announces Completion of Merger with Zoran Corporation and Admission of New Ordinary Shares

CSR plc (LSE: CSR.L) (“CSR” or the “Company”) announces that it has completed the merger with Zoran Corporation (“Zoran”), with Zoran becoming a wholly-owned subsidiary of CSR (the “Merger”).

In connection with the Merger, application has been approved for 29,774,144 new ordinary shares in the Company (the “New Ordinary Shares”) to be admitted to listing on the premium segment of the Official List of the UK Listing Authority and to trading on the Main Market of the London Stock Exchange. The New Ordinary Shares will commence trading on the London Stock Exchange at 8.00 a.m. (British Summer Time) today.

It is expected that the CSR American Depositary Shares (“ADSs”) to be issued to Zoran shareholders in connection with the Merger will be listed on the NASDAQ Stock Market from 9.30am (Eastern Daylight Time) today. The ADSs will initially trade on a “when-issued” basis under the provisional trading symbol of “CSREV”. Once Nasdaq determines that “regular-way” trading can commence, the ADSs will trade under the trading symbol “CSRE”.

Joep van Beurden, CEO of CSR commented, “The merger with Zoran is a further important step in CSR’s strategic development. We are excited about the innovative new opportunities open to the combined company in the growing area of wireless connectivity, location-aware products, imaging and video, and audio technology.”

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Cynthia Alers, Director, Investor Relations

Tel: +44 (0) 1223 692000

FD (Financial Public Relations)

James Melville-Ross

Tel: +44 (0) 20 7831 3113 (GMT office hours)

For technical questions relating to the new ADS listing please contact one of the following:

For retail investors:	JPMorgan ADR Service Center	+1 800 990 1135
For professional brokers:	JPMorgan James Reeves	+1 212 622 2710

About CSR

CSR is a global provider of innovative silicon and software solutions for the location-aware, media-rich, cloud-connected world. Our platforms are optimised for the automotive navigation and infotainment, digital cameras and imaging, connected home infotainment and wireless audio markets. We provide solutions to complex problems in the audio-visual, connectivity and location technology domains across a broad range of markets, with a technology portfolio that includes GPS/GNSS systems, Bluetooth, Wi-Fi, FM, NFC, aptX and CVC audio codecs, JPEG, MPEG, H.264 imaging, IPS printing, microcontrollers, DSPs and broadband receivers. CSR’s technology solutions and market platforms enable its customers to deliver a superior user experience and are adopted by leaders in the auto, computer, home and mobile markets. More information can be found at www.csr.com. Keep up to date with CSR on our blog at csr.com/blog, or follow us on Twitter at twitter.com/CSR_plc.

Forward Looking Statements

This statement contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and Zoran (together such companies and their subsidiaries, the “Combined Group”), as well as other future events and their potential effects on CSR and the Combined Group. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, the expected benefits of the merger with Zoran, including the expected cost, revenue, technology and other synergies from the merger, the expected impact of the merger for customers and end-users, business and management strategies and the expansion and growth of CSR’s and the Combined Group’s operations, potential synergies and potential savings resulting from the merger with Zoran, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s and the Combined Group’s business strategies and the environment in which CSR and the Combined Group will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR and the Combined Group.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to realize the expected synergies or savings from the merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s and the Combined Group’s products and other risks relating to CSR’s and the Combined Group’s fabless business model; declines in the average selling prices of CSR’s and the Combined Group’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s and the Combined Group’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s and the Combined Group’s products and the products that use CSR’s and the Combined Group’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s and the Combined Group’s subcontractors achieve with respect to CSR’s and the Combined Group’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s and the Combined Group’s ability to manage past and future acquisitions; CSR’s and the Combined Group’s ability to protect its intellectual property; CSR’s and the Combined Group’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in our latest Annual Report.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.